

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 10, 2008

David Field
Chairman and President
514 Via de la Valle, Suite 200
Solana Beach, California 92075

> **Re:** **Open Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 10, 2008**
> **File No. 0-50450**

Dear Mr. Field:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Dalton W. Sprinkle, Esq.
        858-794-8811